UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)   *

SMF Energy Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
78453M109
(Cusip Number)
December 31, 2009
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (Continued on following pages)
Page 1 of 11 Pages
Exhibit Index Found on Page 10

13G
CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Partners, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing may be deemed to own an aggregate of 86,227 Shares, which is 1.0% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 86,227
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 86,227
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,227
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 11 Pages

13G
CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Management, LP
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing may be deemed to own an aggregate of 86,227 Shares, which is 1.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 86,227
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 86,227
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,227
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 11 Pages

13G
CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Tree Capital Management, LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing may be deemed to own an aggregate of 86,227 Shares, which is 1.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 86,227
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 86,227
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,227
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 11 Pages

13G
CUSIP No. 78453M109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vikas Tandon
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**    The reporting persons making this filing may be deemed to own an aggregate of 86,227 Shares, which is 1.0% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 86,227
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 86,227
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,227
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 11 Pages

This Amendment No. 2 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on February 20, 2008 (together with all prior and current amendments thereto, this “Schedule 13G”).

Item 1.  Issuer

     (a)           Name of Issuer:

        SMF Energy Corporation

     (b)           Address of Issuer’s Principal Executive Offices:

         200 West Cypress Creek Road, Suite 400, Fort Lauderdale, Florida 33309

Item 2.  Identity And Background

    Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e))

     This statement relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of the Company. The CUSIP number of the Shares is 78453M109.

            Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c))

           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i)	Joshua Tree Capital Partners, LP, a Delaware limited partnership (the “Fund”), with respect to the Shares held by it;

(ii)	Joshua Tree Capital Management, LP, a Delaware limited partnership and the general partner of the Fund (the “Fund General Partner”), with respect to the Shares held by the Fund;

(iii)	Joshua Tree Capital Management, LLC, a Delaware limited liability company and the general partner of the Fund General Partner (the “Management LLC”), with respect to the Shares held by the Fund; and

(iv)	Vikas Tandon (“Tandon”), a United States citizen and the managing member of the Management LLC, with respect to the Shares held by the Fund.

    The citizenship of each of the Reporting Persons is set forth above. The address of the principal business office of each of the Reporting Persons is c/o Joshua Tree Capital Management, LLC, One Maritime Plaza, Suite 750, San Francisco, California 94111.

Page 6 of 11 Pages

Item 3. If This Statement Is Filed Pursuant To Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether The Person Filing Is An Entity Specified In
            (a) - (k):

    Not Applicable.

Item 4.  Ownership

    The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

    The Shares reported hereby for the Fund are directly owned by the Fund.  The Fund General Partner, as general partner of the Fund, may be deemed to be a beneficial owner of all such Shares owned by the Fund.  The Management LLC, as general partner of the Fund General Partner, may be deemed to be a beneficial owner of all such Shares owned by the Fund. Tandon, as managing member of the Management LLC, may be deemed to be a beneficial owner of all such Shares owned by the Fund.  Each of the Fund General Partner, the Management LLC and Tandon hereby disclaims any beneficial ownership of any such Shares.

Item 5.  Ownership Of Five Percent Or Less Of A Class

     If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be a beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership Of More Than Five Percent On Behalf Of Another Person

    Not Applicable.

Item 7.  Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company

     Not Applicable.

Item 8.  Identification And Classification Of Members Of The Group

     The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c).  Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.   Notice Of Dissolution Of Group

     Not Applicable.

Item 10.  Certification

Page 7 of 11 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2010

/s/ Vikas Tandon
JOSHUA TREE CAPITAL MANAGEMENT, LLC
On its own behalf and
as the General Partner of
JOSHUA TREE CAPITAL MANAGEMENT, LP,
By Vikas Tandon,
Managing Member

/s/ Vikas Tandon
JOSHUA TREE CAPITAL PARTNERS, LP
By Vikas Tandon,
Managing Member of the General Partner of
Joshua Tree Capital Management, LP,
its General Partner

/s/ Vikas Tandon
Vikas Tandon

Page 9 of 11 Pages

EXHIBIT INDEX

EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 10 of 11 Pages

EXHIBIT 2
to
SCHEDULE 13G

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 6, 2010

/s/ Vikas Tandon
JOSHUA TREE CAPITAL MANAGEMENT, LLC
On its own behalf and
as the General Partner of
JOSHUA TREE CAPITAL MANAGEMENT, LP,
By Vikas Tandon,
Managing Member

/s/ Vikas Tandon
JOSHUA TREE CAPITAL PARTNERS, LP
By Vikas Tandon,
Managing Member of the General Partner of
Joshua Tree Capital Management, LP, its General Partner

/s/ Vikas Tandon
Vikas Tandon

Page 11 of 11 Pages